AMERILITHIUM CORP.

871 CORONADO CENTER DR., SUITE 200

HENDERSON, NV 89052

July 30, 2012

Via E-mail

Joanna Lam

Staff Accountant

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:   Amerilithium Corporation

         Form 8-K

         Filed May 21, 2012

         Amendment No. 1 to Form 8-K filed May 21, 2012

         Filed July 13, 2012

         Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

         Filed June 28, 2012

         Response dated July 13, 2012

         File No. 333-155059

Dear Ms. Lam:

By letter dated July 19, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Amerilithium Corp. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 8-K, filed on May 21, 2012, Amendment No.1 to Form 8-K filed on May 21, 2012, filed on July 13, 2012 and Amendment No.1 to Form 10-K for Fiscal Year Ended December 31, 2011 filed on June 28, 2012.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A. Controls and Procedures, Page 33

1.

We note your response to comment three in our letter dated May 29, 2012, concluding that disclosure and controls procedures were effective as of the end of the period covered by the report as you have an active internal chief financial officer and qualified active outsourced chief financial officer. However, management’s failure to detect an accounting error is evidence of ineffective disclosure controls and procedures. Under these circumstances, we believe you should clarify that, given the material weakness which existed with respect to the restatements, your disclosure controls and procedures were not actually effective at the time of filing your report.

Response: We have revised our disclosure to state that our disclosure controls and procedures were not actually effective at the time of filing our report.

2.

Please amend your interim reports as necessary to comply with all applicable comments written on your annual report.

Response: We have amended our interim reports as necessary to comply with all applicable comments written on our annual report.

Further the Company acknowledges that:

(1)

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Matthew Worrall

Matthew Worrall

Chief Executive Officer

Amerilithium, Corp.